Exhibit 99.1

WAHA TECHNOLOGIES, INC.
AND
SPRE COMMERCIAL GROUP, INC.

COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2021

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WAHA TECHNOLOGIES, INC.
AND
SPRE COMMERCIAL GROUP, INC.

COMBINED FINANCIAL STATEMENTS

TABLE OF CONTENTS

WAHA TECHNOLOGIES, INC.
AND
SPRE COMMERCIAL GROUP, INC.

COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2021

BPS **&** Associates, LLC
6021 University Blvd Ste. 290
Ellicott City, MD 21043

Tel: (443) 973-6892
Fax: (443) 973-6897

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To Management
WAHA Technologies, Inc. and SPRE Commercial Group, Inc.

Opinion
We have audited the accompanying combined financial statements of WAHA Technologies, Inc. and SPRE Commercial Group, Inc. (entities under common ownership and management) (the "Companies") (see note 1), which comprise the combined balance sheet as of December 31, 2021, and the related combined statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of WAHA Technologies, Inc. and SPRE Commercial Group, Inc. as of December 31, 2021, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Companies and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Companies' ability to continue as a going concern within one year after the date that the combined financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Companies' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BPS & Associates, LLC

October 22, 2022

WAHA TECHNOLOGIES, INC.
AND
SPRE COMMERCIAL GROUP, INC.

COMBINED BALANCE SHEET
DECEMBER 31, 2021

ASSETS

Current Assets

Cash and cash equivalents	$ 4,856,495	
Certificate of deposit	50,000	
Accounts receivable	29,462	
Cryptocurrencies	490,777	
Loans receivable	103,000	
Prepaid expenses	78,119	
Total Current Assets		$ 5,607,853
Property and Equipment, Net		24,373,384

Other Assets

Security deposit	19,415	
Deposits	18,366,113	
Total Other Assets		18,385,528
Total Assets		$ 48,366,765

WAHA TECHNOLOGIES, INC.
AND
SPRE COMMERCIAL GROUP, INC.

COMBINED BALANCE SHEET
DECEMBER 31, 2021

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Current portion of long-term debt	$ 16,010,757	
Loans payable - related party	2,260,903	
Accounts payable	472,915	
Dividends payable	1,099,032	
Accrued expenses	29,890	
Total Current Liabilities		$ 19,873,497

Long-term Liabilities

Long-term debt, net of current portion	6,578,590	
Loan payable - stockholder	4,000,000	
Deferred income taxes	1,745,869	
Total Long-term Liabilities		12,324,459

Stockholders' Equity

Common & preferred stock - no par value:
20,000,000 shares authorized:
18,000,000 common; 2,000,000 preferred;

2,526,454 common shares issued and outstanding	14,451,615	
Additional paid-in capital	50,603	
Retained earnings	1,666,591	
Total Stockholders' Equity		16,168,809
Total Liabilities and Stockholders' Equity		$ 48,366,765

WAHA TECHNOLOGIES, INC.
AND
SPRE COMMERCIAL GROUP, INC.

COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

	Amount	% To Earned Revenues
Earned revenues (net of transaction fees)	$ 16,284,592	100.0
Selling and administrative expenses	6,261,993	38.5
Operating profit	10,022,599	61.5
Other income (expenses)	(3,669,826)	(22.5)
Income before income taxes	6,352,773	39.0
Provision for income taxes	1,725,972	10.6
Net income	$ 4,626,801	28.4

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WAHA TECHNOLOGIES, INC.
AND
SPRE COMMERCIAL GROUP, INC.

COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021


	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at January 1, 2021	$ 200	$ -	$ -	$ 35,516	$ 35,716
Net income for the year 2021	-	-	-	4,626,801	4,626,801
Issuance of new stock (WAHA)	9,868,867	-	-	-	9,868,867
Issuance of new stock (SPRE)	2,875,996	-	-	-	2,875,996
Conversion of debt to stock (WAHA)	1,260,745	-	-	-	1,260,745
Equity-based compensation (WAHA)	-	-	50,603	-	50,603
Dividends reinvested (WAHA)	445,807	-	-	-	445,807
Dividends paid (WAHA)	-	-	-	(2,558,223)	(2,558,223)
Dividends paid (SPRE)	-	-	-	(437,503)	(437,503)
Balance at December 31, 2021	$ 14,451,615	$ -	$ 50,603	$ 1,666,591	$ 16,168,809

See Independent Auditor's Report.
The accompanying notes are an integral part of these combined financial statements.

WAHA TECHNOLOGIES, INC.
AND
SPRE COMMERCIAL GROUP, INC.

COMBINED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:

Net income		$ 4,626,801
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation and amortization	$ 1,786,814	
Loss on disposal of fixed assets	668,694	
Increase in deferred income taxes	1,725,972	
Gain on sale of bitcoin	(32,189)	
Stock-based compensation expense	50,603	
(Increase) decrease in operating assets:		
Accounts receivable	(29,462)	
Prepaid expenses	(78,119)	
Increase (decrease) in operating liabilities:		
Accounts payable	447,867	
Accrued expenses	2,964	
		4,543,144
Net Cash Provided by Operating Activities		$ 9,169,945

WAHA TECHNOLOGIES, INC.
AND
SPRE COMMERCIAL GROUP, INC.

COMBINED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Net Cash Provided by Operating Activities		$ 9,169,945
Cash Flows from Investing Activities:		
Purchase of fixed assets	$ (21,643,307)	
Proceeds from disposal of fixed assets	211,541	
Purchase of digital currencies	(447,084)	
Purchase of intangible assets	(815,872)	
Investment in certificate of deposit	(50,000)	
Loans receivable	(119,856)	
Deposits	(18,366,113)	
Net Cash Used by Investing Activities		(41,230,691)
Cash Flows from Financing Activities:		
Issuance of stock	12,588,375	
New borrowings - long term	39,210,777	
Loans received from related parties	69,487	
Debt reduction	(13,548,502)	
Dividends	(1,450,887)	
Net Cash Provided by Financing Activities		36,869,250
Net increase in cash and cash equivalents		4,808,504
Cash and cash equivalents at the beginning of year		47,991
Cash and cash equivalents at the end of year		$ 4,856,495

See Independent Auditor's Report.
The accompanying notes are an integral part of these combined financial statements.

6

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Combined Financial Statements
The accompanying combined financial statements include the accounts of WAHA Technologies, Inc. (WAHA) and SPRE Commercial Group, Inc. (SPRE) (collectively called the Companies and individually the Company).

The Companies have common management and control. All significant intercompany balances and transactions have been eliminated in the preparation of the combined financial statements. The combined financial statements include the assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Companies. For financial and income tax reporting purposes the Companies have adopted the calendar year end.

Organization and Nature of Business
WAHA was organized in the State of Georgia in 2019. The Company is primarily engaged in mining of digital currency, particularly, Bitcoin. The Company buys and maintains digital cryptocurrency mining equipment and the required infrastructure in order to mine Bitcoin. The operations of the digital mining industry are in their early stages, and digital currencies and mining economics are volatile and subject to uncertainty. The Company's current strategy will continue to expose it to the numerous risks and volatility associated with digital mining including Bitcoin-to-Dollar prices, the cost and availability of miners and mining equipment, the number of market participants mining Bitcoin, the availability of power generation facilities to expand operations and regulatory changes.

SPRE was organized in the State of Georgia on July 15, 2019 for the purpose of owning and leasing land, buildings, and crypto mining facilities. In 2021, a significant portion of SPRE's assets were leased to WAHA.

Basis of Presentation
The Companies' combined financial statements have been prepared in accordance with existing accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates
Management of the Companies uses estimates and assumptions in preparing these combined financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could vary from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the combined statement of cash flows, the Companies consider cash in operating bank accounts, demand deposits, cash on hand, and highly liquid debt instruments purchased with an original maturity of three (3) months or less as cash and cash equivalents. The Companies maintain their cash in non-interest-bearing accounts that are insured by the Federal Deposit Insurance Company up to $250,000. The Companies deposits may, from time to time, exceed the $250,000 limit; however, management believes that there is no unusual risk present, as the Companies maintain their cash with financial institutions which management considers being of high quality.

Cryptocurrencies

Cryptocurrencies are included in current assets in the reported combined balance sheet and are considered an intangible asset with an indefinite useful life. Digital currencies are recorded at cost less any impairment. Currently, Bitcoin constitutes the only cryptocurrency WAHA mines or holds in material amounts.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. However, in most cases if management's qualitative assessment indicates impairment when the quoted price of the cryptocurrency subsequently falls below its carrying amount, then the Company is required to perform a quantitative impairment test. To the extent impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses are not recorded.

Management performed an impairment test on its digital currencies and no impairment expenses were recognized for the year ended December 31, 2021.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. An allowance for doubtful accounts is provided when necessary and is based upon management's evaluation of outstanding accounts receivable at year-end, historical collection information, and existing economic conditions.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for additions, improvements, betterments, if material, and individual purchases over $5,000 are generally capitalized. Minor replacements, maintenance, and repairs that do not improve or extend the lives of the assets are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Management reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of property and equipment may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of property and equipment. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property and equipment is used, and the effects of obsolescence, demand, competition, and other economic factors. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Companies use other depreciation methods, generally, Modified Accelerated Cost Recovery System (MACRS), for tax purposes. These differences in depreciation methods result in deferred income and related deferred taxes.

Cryptocurrency Machines:

Management has assessed the basis of depreciation of WAHA's cryptocurrency machines used to verify digital currency transactions and generate digital currencies and believes they should be depreciated over a seven-year period. The rate at which the Company generates digital assets and, therefore, consumes the economic benefits of its transaction verification servers, is influenced by a number of factors including the following:

° The complexity of the transaction verification process which is driven by the algorithms contained within the Bitcoin open source software;

° The general availability of appropriate computer processing capacity on a global basis (commonly referred to in the industry as hashing capacity which is measured in petahash units); and

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cryptocurrency Machines: (Continued)

° Technological obsolescence reflecting rapid development in the transaction verification server industry such that more recently developed hardware is more economically efficient to run in terms of digital assets generated as a function of operating costs, primarily power costs, i.e., the speed of hardware evolution in the industry is such that later hardware models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase. The Company operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment. Management has determined that seven years best reflects the current expected useful life of transaction verification servers. This assessment takes into consideration the availability of historical data and management's expectations regarding the direction of the industry including potential changes in technology. Management will review this estimate annually and will revise such estimate as and when data becomes available. To the extent that any of the assumptions underlying management's estimate of useful life of its transaction verification servers are subject to revision in a future reporting period, either as a result of changes in circumstances or through the availability of greater quantities of data then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets.

Revenue Recognition

WAHA recognizes revenue under new Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. The core principle of this revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

When determining the transaction price, an entity must consider the effects of all of the following:

° Variable consideration

° Constraining estimate of variable consideration

° The existence of a significant financing component in the contract

° Noncash consideration

° Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies, which could have an effect on the Company's financial position and results from operations.

Fair value of the digital asset award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

Policy with respect to cryptocurrency mining:

WAHA has entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company's enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award that the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a reduction of revenues), for successfully adding a block to the blockchain. The terms of the agreement provide that neither party can dispute settlement terms after thirty-five days following settlement. The Company's fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Policy with respect to cryptocurrency mining: (Continued)
Providing computing power in digital asset transaction verification services is an output of the Company's ordinary activities. The provision of providing such computing power is the only performance obligation in the Company's contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Income Taxes
For the purpose of income tax reporting, both WAHA and SPRE have elected to use the "cash" method of accounting. Both the Companies are taxes as "C" Corporations. Provision for income taxes consists of federal and state taxes on current year tax basis income and increase or decrease in deferred taxes pertaining to temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate.

Business tax credits, if any, are applied as a reduction to current provision for federal income taxes using the flow-through method.

Uncertain Tax Positions
Management has determined that the Companies do not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions (Continued)

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Companies' tax returns will not be challenged by the taxing authorities and that the Companies will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Companies' tax returns remain open for federal and state income tax examinations for three years after they are filed.

Loan Origination Costs

Costs incurred in connection with securing loans payable have been capitalized and are being amortized over the term of the respective debt using the straight-line method. The unamortized loan origination costs are reflected on the combined balance sheet as a direct deduction of the outstanding balance owed on the long-term debt.

Stock-Based Compensation

Management accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. These options generally vest on the grant date or over a one-year period.

Advertising Costs

Advertising costs, except for the costs associated with direct-response advertising, if any, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. Advertising expense for the year ended December 31, 2021 was $46,444.

NOTE 2 - FAIR VALUE MEASUREMENTS

The Companies measure at fair value certain of their financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

° Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities;

° Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data; and

° Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

NOTE 3 - PROPERTY AND EQUIPMENT

The major classifications of property and equipment, including their estimated useful lives, are summarized as follows at December 31, 2021:

	Estimated Useful Life		
Land	N/A	$	73,893
Buildings and Improvements	10 - 40 years		3,382,803
Mining Equipment	7 years		22,204,654
Other Equipment and Furniture	7 years		257,211
			25,918,561
Less: Accumulated Depreciation			(1,545,177)
		$	24,373,384

For the year ended December 31, 2021, depreciation expense relating to property and equipment amounted to $1,786,814, and is shown in the accompanying combined statement of income as a selling and administrative expense.

NOTE 4 - DEPOSITS

During the year ended December 31, 2021, the Companies paid $18,366,113 as deposits. Of this total, $16,959,046 was paid by WAHA and consisted of mining equipment: S19j and S19j-Pro Antminers from Bitmain. The remaining $1,407,067 consisted of deposits paid by SPRE for other equipment and building improvements. Accordingly, the Companies recorded the advance payments as deposits on the accompanying combined balance sheet.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

For the year ended December 31, 2021, the Companies had the following related party transactions:

° As of December 31, 2021, SPRE had an outstanding loan receivable from one of the stockholders, Robert C. Bissell, in the amount of $3,000, and is included with loans receivable in the accompanying combined balance sheet.

° As of December 31, 2021, WAHA had an outstanding loan payable due to one of the stockholders, Alder Mortgage Group, LLC, in the amounts of $2,260,903.

° As of December 31, 2021, WAHA had an outstanding loan payable due to one of the stockholders, Trailhead Income LP, in the amounts of $4,000,000.

WAHA leases an office building and multiple data centers from SPRE on a triple net basis. The Companies have common ownership and control. The lease term commenced on April 1, 2021 and terminates on December 31, 2024. The lease agreement requires payment of monthly base rent which incrementally increases each year on January 1. For the year ended December 31, 2021, SPRE earned rental income from WAHA in the amount of $491,800. This amount has been eliminated in the combination.

Future minimum lease payments under the aforesaid lease agreement are as follows:

December 31,	
2022	$ 4,669,500
2023	7,761,600
2024	8,149,680
	$ 20,580,780

NOTE 6 - LINE OF CREDIT

In 2021, WAHA entered into a revolving secured working capital line of credit with Alder Opportunity, LP, a Georgia liability company, which allows the Company to borrow up to $2,954,138 at an interest rate of 22.68%. In addition, the Company is required to pay interest at 8% on all unadvanced principal extended under this facility until the Company has provided the lender 30 days advance written notice of its intent to reduce the line of credit facility. The line is collateralized by a blanket lien on all assets of WAHA. The line is guaranteed by Robert C. Bissell, Houston Aderhold, and SPRE. As of December 31, 2021, the Company did not have any outstanding borrowings against the line. As of October 21, 2022, management believes the Company is in material compliance with its requirements under the terms of the loan agreement.

NOTE 7 – LONG-TERM DEBT

Long-term debt at December 31, 2021, net of deferred interest, consisted of the following:

Notes payable on demand with interest ranging from 3.75% to 17%, secured by WAHA equipment	$ 26,919,841
Notes payable with interest of 13%, secured by all assets of SPRE	2,326,916
Mortgage payable with interest of 4.5%, secured by first lien on residential real estate of SPRE	223,272
Note payable with 0% interest, secured by track loader of SPRE	59,456
Unamortized loan origination costs	(679,235)
	28,850,250
Less: Current Maturities	(18,271,660)
Long-Term Debt, Net of Current Maturities	$ 10,578,590

Maturities of long-term debt are as follows:

December 31,	
2022	$ 18,271,660
2023	4,963,531
2024	619,938
2025	4,495,585
2026	477,354
Thereafter	22,182
	$ 28,850,250

NOTE 8 - INCOME TAXES

For the year ended December 31, 2021, WAHA had a tax basis loss in the amount of $13,697,228. However, the Company has income taxes applicable to timing differences between "financial statement" income and "tax basis" income (Note 1).

For the year ended December 31, 2021, WAHA had deferred income in the amount of $21,201,403 and a net operating loss carryover $14,674,791 resulting in deferred income of $6,526,612 and a corresponding deferred tax liability of $1,745,869.

For the year ended December 31, 2021, the provision for income taxes resulted from increase in deferred income and related deferred tax liability in the amount of $1,725,972.

NOTE 9 - OTHER INCOME (EXPENSES)

Other income and expenses at December 31, 2021 consisted of the following:

Other Income		
Rebate income	$	451
EIDL grant		1,000
Gain on sale of bitcoin		32,189
Interest		2,269
		35,909
Other Expenses		
Interest expense		3,012,364
Loss on disposal of fixed assets		668,694
Contributions		15,000
Officers' life insurance		4,758
Other expense		4,919
		3,705,735
	$	(3,669,826)

NOTE 10 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest and Income Taxes
Cash paid for interest and income taxes at December 31 is as follows:

Income taxes	$ -
Interest (net)	$ 2,997,887

Non-Cash Financing and Investing Activities
The Companies had the following non-cash financing and investing transactions for the year ended December 31, 2021:

Financing of mining equipment	$ 4,000,000
Dividends reinvested to common stock	$ 455,807
Debt converted to common stock	$ 1,260,745
Q4 2021 dividends paid in 2022	$ 1,099,032

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Operating Leases
Effective July 1, 2021, WAHA entered into a 42-month master lease agreement with an unrelated party to lease 450 Bitmain S19j miners. Under the terms of the lease, commencing on August 1, 2021, the Company is required to pay monthly equipment rental in the amount of $53,886. For the year ended December 31, 2021, the Company incurred equipment rental expense in the amount of $269,428.

Future minimum lease payments under the lease agreement are as follows:

December 31,	
2022	$ 53,886

On February 15, 2022, WAHA executed the bargain purchase option as part of the lease agreement to purchase the equipment for $1,863,061, therefore terminating the operating lease agreement.

NOTE 12 - RISKS AND CONCENTRATIONS

Business Risks

The Companies current strategy will continue to expose them to the numerous risks and volatility associated with digital mining industry including:

° WAHA's decision to concentrate on Bitcoin mining ties the success of Company's success of Bitcoin;

° WAHA's Bitcoin mining operations are subject to unique industry risks outside of Company's control that could have material adverse effects on Company's business, including, among others: risks associated with the need for significant amounts of low-cost and reliable electricity; changes to laws pertaining to mining or holding Bitcoin; Company's need for consistent, high-speed, and highly secure Internet connectivity; availability of new miners and the necessary infrastructure to support industrial-scale Bitcoin mining operations; cybersecurity risks; and competition for a fixed supply of Bitcoin rewards;

° WAHA's Bitcoin mining operations are capital-intensive and the Company's ability to successfully implement its business strategy depends upon the Company's suppliers' ability to timely deliver new miners, parts or services that the Company purchases from them.

° WAHA's Bitcoin mining operations are concentrated in discrete locations, and a natural disaster, unforeseen environmental issues, or other significant disruption affecting Company's mining operations could severely impact Company's ability to operate and could have a material adverse effect on Company's business, results of operations, and financial condition.

NOTE 12 - RISKS AND CONCENTRATIONS (CONTINUED)

Credit Risk

Financial instruments which potentially subject the Companies to concentrations of credit risk consist primarily of cash and accounts receivable.

The Companies maintain their cash balances in various financial institutions. At times, such balances may be in excess of the FDIC insurance limit. As of December 31, 2021, interest-bearing accounts, certificate of deposit, and non-interest bearing demand deposit accounts were insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution. Balances maintained in overnight investment accounts are uninsured by the FDIC. These funds are invested in the commercial paper issued by the financial institution where the account is held. In lieu of insurance, the financial institution may collateralize the commercial paper with U.S. Government securities, in which case they become Repurchase Agreements (Repos). At December 31, 2021, the Company had bank balances in the amounts of $4,399,083, which were not insured by the FDIC or secured by collateral consisting of government backed securities. The Companies have not experienced any losses in such accounts and monitors the credit worthiness of the financial institutions with which it conducts business. Management believes that the Companies are not exposed to any significant credit risk with respect to its cash balances.

Concentration of Customers and Revenues

WAHA has one major customer that represented approximately 99% of revenues earned for the year ended December 31, 2021.

WAHA derives significant revenues from customers located in the United States through competitive bidding process. The Company's ability to generate revenue is affected by economic conditions in the United States and the economic outlook in the cryptocurrency industry, budgetary constraints, and financial and economic conditions of its customers.

NOTE 13 - CORONAVIRUS (COVID-19)

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) a global pandemic. Restrictions were placed by the Federal, State and Local governments, including Georgia, causing non-essential businesses to work remotely or close to help mitigate the spread of COVID-19. The Companies' financial performance is dependent on the unpredictable duration and spread of the virus. Therefore, the Companies are unable to determine the extent of future impact to its financial condition.

NOTE 14 - SUBSEQUENT EVENTS

The Companies evaluate events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the combined financial statements are available to be issued.

Subsequent to December 31, 2021, WAHA received a letter of interest from a lender to refinance its debt over a 4-year term. Management believes that the new financing arrangement will significantly improve its working capital position.

On August 17, 2022, SPRE sold its bitcoin mining facility located in Washington, Georgia, to CleanSpark, Inc. for $15 million. WAHA, the operator of the mining facility, sold approximately 3,400 of the latest generation Antminer S19 series machines to CleanSpark for approximately $8.9 million.

The financial statements were approved by management and available to be issued on October 22, 2022.